Mail Stop 4561

January 5, 2010

Pamela H. Patsley
Chief Executive Officer
MoneyGram International, Inc.
1550 Utica Avenue South, Suite 100
Minneapolis, MN 55416

>   **Re: MoneyGram International, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Form 10-Q for the quarterly period ended September 30, 2009**
>   **File No. 001-31950**

Dear Ms. Patsley:

We have reviewed your response letter submitted on December 16, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 2, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 67

1.   We note your response to prior comment 1 and have the following comment. Consider disclosing the reporting units that you have identified. Further, consider disclosing that your money transfer reporting unit is not at risk of failing step one and indicate that the fair value is substantially in excess of its reporting unit's carrying value.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy
Statement on Schedule 14A filed on April 17, 2009)

General

2.   In response to prior comment 3, you state that as a "controlled company" under
        the rules of the New York Stock Exchange, you are not required to have, and you
        do not have, an independent compensation committee, and that consequently, you
        do not have any compensation committee interlocks or insider participation
        required to be disclosed pursuant to Item 407(e)(4) of Regulation S-K. It is
        unclear to us how you determined that you are not required to provide the
        disclosure called for by this Item with respect to your Human Resources and
        Nominating Committee, which your disclosure indicates performs the equivalent
        functions of a compensation committee. In your response letter, please provide us
        with a detailed analysis in support of your apparent belief that since you are a
        controlled company without an independent compensation committee, you may
        omit the Item 407(e)(4) disclosure. Cite any applicable legal authority or
        guidance upon which you are relying. Alternatively, please confirm that in future
        filings you will provide the disclosure called for by Item 407(e)(4) with respect to
        interlocks and insider participation of the members of your compensation
        committee or committee performing equivalent functions.

Item 15. Exhibits and Financial Statement Schedules, page 74

3.   We note your response to prior comment 7 stating that you believe that the
        Second Amended and Restated Note Purchase Agreement dated March 24, 2008
        (Exhibit 10.48) was erroneously labeled as being filed pursuant to Item
        601(b)(10) of Regulation S-K, and should instead have been filed pursuant to
        Item 601(b)(2), because the agreement related to a recapitalization transaction of
        the company. It is unclear to us how you concluded that the note purchase
        agreement should have been filed pursuant to Item 601(b)(2). Please provide us
        with a more detailed explanation of how you concluded that this agreement
        constitutes a "plan of acquisition, disposition, reorganization, readjustment,
        succession, liquidation or arrangement," within the meaning of Item 601(b)(2),
        such that schedules and similar attachments to the agreement shall not be filed
        unless they contain information that is material to an investment decision and is
        not otherwise disclosed. Cite any applicable legal authority or guidance upon
        which you are relying.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your

filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Katherine Wray, Staff Attorney, at (202) 551-3483. If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief